Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated November 9, 2010 and the prospectus supplements dated January 6, 2011, January 14, 2011, February 9, 2011, February 15, 2011, April 12, 2011 and April 14, 2011)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated November 9, 2010 and the prospectus supplements dated January 6, 2011, January 14, 2011, February 9, 2011, February 15, 2011, April 12, 2011 and April 14, 2011.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on April 14, 2011, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 12, 2011.

Fourth Quarter Preliminary Financial Results

Net sales increased 2% to $715.2 million during the fourth quarter of fiscal year 2011 compared to net sales of $702.5 million for the fourth quarter of fiscal year 2010. U.S. net sales decreased 3% to $411.7 million during the fourth quarter, while Europe net sales increased 7% to $198.7 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 11% to $104.8 million.

Reported operating loss was $847.3 million during the fourth quarter of fiscal year 2011, compared to operating income of $83.3 million for the fourth quarter of fiscal year 2010.

On a reported basis, a preliminary net loss of $806.5 million was recorded during the fourth quarter of fiscal year 2011, compared to a net loss of $14.5 million during the fiscal fourth quarter of the prior year.

Interest expense was $125.2 million during the fiscal fourth quarter, compared to $126.8 million during the same period in fiscal year 2010, primarily as a result of lower interest rates on floating rate debt.

Reported cash flow from operations totaled $76.9 million during the fourth quarter of fiscal year 2011.

Reported gross debt as of May 31, 2011 was $6.020 billion.

The following table provides fourth quarter net sales performance by product segment:

	Fourth Quarter Net Sales Performance
	Worldwide	Worldwide	United
	Reported	Reported	States
	Quarter 4 - FY 2011	Growth %	Growth %

Reconstructive	$549.2	4%	-%
Orthopedic Reconstructive		4%	(1)%
Hips		3%	-%
Knees		2%	(5)%
Total Hips & Knees		3%	(3)%
Extremities		17%	22%
Other		4%	(1)%
Dental		2%	6%
Fixation	58.6	(8)%	(10)%
Spine	55.4	(10)%	(12)%
Other	52.0	10%	1%
Sports Medicine		13%	8%
Other		20%	(1)%

Total Sales	$715.2	2%	(3)%

Reconstructive sales increased 4% worldwide during the fourth quarter of fiscal year 2011 and were flat in the United States. Hip sales increased 3% worldwide during the fourth quarter and were flat in the U.S. Knee sales increased 2% worldwide and decreased 5% in the U.S. during the fourth quarter.

Extremity sales increased 17% worldwide during the fourth quarter and grew at a rate of 22% in the U.S. Strong market demand for the Comprehensive® Primary, Reverse, and Fracture Shoulder Systems continued to drive the growth in the extremity product category during the fourth quarter.

Dental sales increased 2% worldwide during the fourth quarter, with 6% growth in the U.S.

Fixation sales decreased 8% worldwide and decreased 10% in the U.S. during the fourth quarter. Craniomaxillofacial fixation sales increased at a double digit rate during the fourth quarter, offset by decreased sales of internal fixation, external fixation, and electrical stimulation devices.

Spine sales decreased 10% worldwide and decreased 12% in the U.S. during the fourth quarter.

Sales of “other” products increased 10% worldwide and increased 1% in the U.S. during the fourth quarter. Sports medicine sales grew 13% worldwide during the quarter, with 8% growth in the U.S. Strong market acceptance for the JuggerKnot™ Soft Anchor, the ZipTight™ Fixation System for Ankle Syndesmosis, and the ToggleLoc™ Femoral Fixation Device with ZipLoop™ Technology contributed to the sports medicine sales growth during the fourth quarter.

Full Year Preliminary Financial Results

Net sales increased 1% during the twelve months ended May 31, 2011, to $2.732 billion.

Reported operating loss was $576.9 million during fiscal year 2011 compared to operating income of $356.6 million during fiscal year 2010.

On a reported basis, a preliminary net loss of $843.5 million was recorded during fiscal year 2011, compared to a net loss during fiscal year 2010 of $47.6 million.

Interest expense during fiscal year 2011 was $498.9 million, compared to $516.4 million for fiscal year 2010, principally due to lower interest rates on floating rate debt.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographical category. Specifically, for the three and twelve months ended May 31, 2010, the Company reclassified $5.5 million and $21.9 million from Other product net sales to Reconstructive product net sales, respectively, and $1.0 million and $4.2 million from Spine product net sales to Fixation product net sales, respectively. For the three and twelve months ended May 31, 2010, the Company also reclassified $1.2 million and $4.3 million from Europe net sales to International net sales, respectively. The current presentation aligns with how the Company presently manages and markets its products.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended May 31, 2011 and 2010 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States (except with respect to certain non-GAAP financial measures discussed below) and reflects purchase accounting adjustments related to the Merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2011 and May 31, 2010

(in millions, unaudited)

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Reported Growth %

Reconstructive	$549.2	$530.5	4%
Fixation	58.6	63.5	(8	) %
Spine	55.4	61.0	(10	) %
Other	52.0	47.5	10%

Net Sales	$715.2	$702.5	2%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2011 and May 31, 2010

(in millions, unaudited)

	Three Months Ended	Three Months Ended	Three Months Ended
	Year Ended May 31, 2011	Year Ended May 31, 2010	Reported Growth %
Reconstructive	$2,084.2	$2,046.4	2%
Fixation	232.9	242.0	(4	) %
Spine	224.9	232.0	(3	) %
Other	190.2	177.6	7%

Net Sales	$2,732.2	$2,698.0	1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended May 31, 2011 and May 31, 2010

(in millions, unaudited)

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Reported Growth %
Geographic Segments:
United States	$411.7	$423.2	(3	) %
Europe	198.7	185.2	7%
International	104.8	94.1	11%

Net Sales	$715.2	$702.5	2%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Year Ended May 31, 2011 and May 31, 2010

(in millions, unaudited)

	Three Months Ended	Three Months Ended	Three Months Ended
	Year Ended May 31, 2011	Year Ended May 31, 2010	Reported Growth %
Geographic Segments:
United States	$1,660.0	$1,644.1	1%
Europe	697.8	724.5	(4	) %
International	374.4	329.4	14%

Net Sales	$2,732.2	$2,698.0	1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	(Preliminary) Three Months Ended May 31, 2011	Three Months Ended May 31, 2010

Net sales	$715.2	$702.5
Cost of sales	229.1	226.3

Gross profit	486.1	476.2
Gross profit percentage	68.0%	67.8%

Selling, general and administrative expense	276.3	272.8
Research and development expense	31.1	29.9
Amortization	84.6	90.2
Goodwill and intangible assets impairment charge	941.4	-

Operating income (loss)	(847.3)	83.3

Other (income) expense	(2.5)	0.8
Interest expense	125.2	126.8

Loss before income taxes	(970.0)	(44.3)

Benefit from income taxes	(163.5)	(29.8)

Tax rate	16.9%	67.3%

Net loss	$(806.5)	$(14.5)

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	(Preliminary) Year Ended May 31, 2011	Year Ended May 31, 2010
Net sales	$2,732.2	$2,698.0
Cost of sales	838.7	819.9

Gross profit	1,893.5	1,878.1
Gross profit percentage	69.3%	69.6%

Selling, general and administrative expense	1,041.7	1,042.3
Research and development expense	119.4	106.6
Amortization	367.9	372.6
Goodwill and intangible assets impairment charge	941.4	-

Operating income (loss)	(576.9)	356.6

Other (income) expense	(11.2)	(18.1)
Interest expense	498.9	516.4

Loss before income taxes	(1,064.6)	(141.7)

Benefit from income taxes	(221.1)	(94.1)

Tax rate	20.8%	66.4%

Net loss	$(843.5)	$(47.6)

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary) May 31, 2011	May 31, 2010
Assets
Cash and cash equivalents	$327.8	$189.1
Accounts receivable, net	480.1	452.5
Income tax receivable	5.4	19.2
Short-term investments	41.4	-
Inventories	582.5	507.3
Current deferred income taxes	71.5	64.3
Prepaid expenses and other	115.8	72.6
Property, plant and equipment, net	638.4	622.0
Intangible assets, net	4,534.4	5,190.3
Goodwill	4,470.1	4,707.5
Other assets	95.7	144.2

Total Assets	$11,363.1	$11,969.0

Liabilities and Shareholder’s Equity
Current liabilities	$501.3	$482.9
Current portion of long-term debt	37.4	35.6
Long-term debt, net of current portion	5,982.9	5,860.9
Deferred income taxes, long-term	1,487.5	1,674.9
Other long-term liabilities	174.4	181.2
Shareholder’s equity	3,179.6	3,733.5

Total Liabilities and Shareholder’s Equity	$11,363.1	$11,969.0

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	Fiscal 2011	Fiscal 2010
	(Preliminary) Year Ended May 31, 2011	Year Ended May 31, 2010
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(843.5)	$(47.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	549.0	547.6
Amortization of deferred financing costs	11.2	11.3
Stock-based compensation expense	12.7	22.4
Recovery of doubtful accounts receivable	(6.2)	(7.0)
Gain on sale of investments, net	(4.9)	(4.3)
Goodwill and intangible assets impairment charge	941.4
Provision for inventory obsolescence	21.3	(2.1)
Deferred income taxes	(271.4)	(120.0)
Other	(15.9)	10.5
Changes in operating assets and liabilities:
Accounts receivable	14.4	(5.6)
Inventories	(65.2)	(27.3)
Prepaid expenses	(4.5)	6.3
Accounts payable	(0.8)	(9.5)
Income taxes	45.9	8.9
Accrued interest	(6.1)	(2.9)
Other	2.7	(59.2)

Net cash provided by operating activities	380.1	321.5

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales of investments	59.3	24.9
Purchases of investments	(79)	(13)
Net proceeds from sale of property and equipment	6.8	3.0
Capital expenditures	(174.0)	(186.4)
Acquisitions, net of cash acquired	(18.4)	(10.2)

Net cash used in investing activities	(205.0)	(182.0)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	0.3	20.4
Payments under revolving credit agreements	(2.0)	(134.1)
Payments under senior secured credit facility	(34.8)	(35.8)
Repurchases of senior notes	(11.2)	(8.7)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(3.7)	(1.7)

Net cash used in financing activities	(51.4)	(159.9)
Effect of exchange rate changes on cash	15.0	(6.1)

Increase (decrease) in cash and cash equivalents	138.7	(26.5)
Cash and cash equivalents, beginning of period	189.1	215.6

Cash and cash equivalents, end of period	$327.8	$189.1

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$494.1	$508.6

Income taxes	$42.3	$29.3